Suite 1120, Cathedral Place

925 West Georgia Street
Vancouver, British Columbia
Canada  V6C 3L2
Tel: (604) 687-6600
Toll Free: 1-888-411-GOLD
Fax: (604) 687-3932
Email:  info@aurizon.com
Web Site:  www.aurizon.com

March 31, 2010

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.

U.S.A. 20549

Aurizon Mines Ltd.
Annual Report on Form 40-F

Dear Sir or Madam:

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Aurizon Mines Ltd. hereby transmits for filing via EDGAR its Annual Report on Form 40-F for the fiscal year ended December 31, 2010.

In the event that you have any questions or comments regarding the Form 40-F, please do not hesitate to contact the undersigned at the above-noted telephone number.

Very truly yours,

AURIZON MINES LTD.

(signed)
Julie A.Stokke Kemp
Corporate Secretary